CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the nine months ended July 31, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the nine months ended July 31, 2012 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 12, 2012, and compares its financial results for the three and nine months ended July 31, 2012 to the three and nine months ended July 31, 2011. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the periods ended July 31, 2012 and 2011 and audited consolidated financial statements for the years ended October 31, 2011 and 2010. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek Metallurgical Coal property (“Carbon Creek”) and Sheini Hills iron ore properties, and the Minnesota Iron/Titanium properties;

  the ability of the Company to convert portions of the existing resource at Carbon Creek into the measured & indicated categories;

  the ability of the Company to increase the global resource at Carbon Creek by including additional coal seams in the resource estimation;

  the timing for and completion of a resource estimate for a portion of the Sheini deposit;

  the potential for any mining of or production from the Sheini Hills ironstone ridge deposits or the ferricrete/detrital deposits, the potential for a production decision to be made at Sheini Hills for either or both of the ironstone ridges or fericrete/detrital deposits, the potential commencement of any development of a mine at the Sheini Hills iron deposits following a production decision, the potential for any ferricrete/detrital deposits to be mined first and without any blasting or open-pit preparation, the potential for the fericrete/detrital deposits to be mined by equipment such as open bowl scrapers and for any such production carried out in this way to provide significant operational savings and the potential for any non-iron material to be easily removed during beneficiation of ferricrete/detrital mineralization;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 2
  the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made concerning the Carbon Creek deposit, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision and the economic analysis of a production scenario at Carbon Creek and the results thereof;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Sheini Hills Iron Ore and Carbon Creek Coal properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the anticipated timing of the completion of the prefeasibility study and feasibility study for the Carbon Creek project; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities, and iron ore, coal, vanadium and titanium in particular;

  general business and economic conditions;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 3

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Sheini Hills Iron Ore and Carbon Creek Coal properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Sheini Hills Iron Ore and Carbon Creek Coal properties;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

In addition, in carrying out the Preliminary Economic Assessment with respect to the Carbon Creek project, as described under “Results of Operations – Material Mineral Properties – Carbon Creek Metallurgical Coal Deposit British Columbia, Canada” a number of assumptions have been made, which are more particularly described in that section.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 4

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (" NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the " CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the " CIM Standards") as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled " A Standardized Coal Resource/Reserve Reporting System for Canada" originally published in 1988.

The terms " mineral reserve", " proven mineral reserve" and " probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the " bankable" or " final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In addition, the terms " mineral resource", " measured mineral resource", " indicated mineral resource" and " inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. " Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of " contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute " reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 5

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company's securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See " Risk Factors - Share Price Volatility".

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

DATE

This MD&A reflects information available as at September 12, 2012.

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See " Risk Factors").

Exploration Activities

General

Cardero is focussed on the migration from high-risk, early-stage grassroots exploration projects to more advanced stage projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

In recent years, Cardero's focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero's wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron-titanium ore resources in Minnesota, USA as well as a large iron exploration project in Ghana.

In keeping with bulk-commodity focus, on June 1, 2011, Cardero completed the acquisition of all of the issued securities of Coalhunter Mining Corporation, which subsequently changed its name to Cardero Coal Ltd. (" Cardero Coal"). Cardero Coal is a private British Columbia company which controls the Carbon Creek Metallurgical Coal deposit in north-eastern British Columbia, Canada, and is proceeding with a work program as outlined below.

Cardero's current strategy is to seek to option-out or joint venture all of its " non-core" assets, allowing the Company to focus on its coal and iron ore projects. Cardero is also actively assessing and seeking to acquire interests in a number of mineral exploration properties which are prospective for iron ore and coal. At the present time, it is focusing its activities on its core projects in British Columbia (Canada), and Ghana (Africa) where it has established subsidiaries and the infrastructure to enable it to actively work in such countries. The Company, through its subsidiaries, holds, or is negotiating the right to acquire interests in, mineral properties in these countries. However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 6

Property	Total Costs to October 31, 2011	Total Costs to July 31, 2012	Estimated Fiscal 2012 Expenditures(1)
Minnesota Iron-Titanium Projects, USA	$3,688,741	$3,848,106	$Nil
Carbon Creek Metallurgical Coal Project, BC, Canada	$50,252,000	$66,760,561	$10,000,000
Sheini Hills Iron Project, Ghana	$3,041,310	$10,927,742	$6,000,000

Note: 1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2012 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the period ended July 31, 2012 and to September 12, 2012, the Company was primarily focussed on the Carbon Creek Metallurgical Coal deposit (including initiation of the 2012 drill program), and completion of exploration at the Sheini Iron Project in Ghana, as well as its ongoing efforts to investigate and evaluate additional potential acquisitions.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

General

The interest of the Company in the Carbon Creek property, which lies approximately 60km northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope, is held through Cardero Coal. Cardero completed the acquisition of the balance of the outstanding shares of Cardero Coal through a Plan of Arrangement that was completed on June 1, 2011.

The Carbon Creek property is in the Peace River Coalfield and consists of eleven coal license applications (and any coal licenses issued pursuant to such applications) (“Coal License Applications”) and ten Crown Granted District Lots (“CGDL”), comprising a contiguous tenure parcel of 17,200ha. Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (“Burns”) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (“CCP”), an Alberta partnership. One Coal License Application was submitted by Alan A. Johnson (“Johnson”), and one has been submitted by Cardero Coal.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (“PRP”), an Alberta partnership. In December 2011, Cardero Coal exercised the option to acquire a coal lease of the CGDC. The formal lease agreement for the CGDL’s is presently in preparation.

Cardero Coal has entered into an option agreement with Johnson to purchase the one coal license which may be issued to Johnson pursuant to his Coal License Application. In June, 2012, Mr. Johnson’s Coal License Application was approved, and the resulting coal licenses (418174, 418175, 418176 & 418177) were issued, by the BC Government authorities. These coal licenses cover an area of 3,680 hectares that is contiguous to the 10 CGDL leased by the Company from (2,600 Ha). The final $5 million option payment required to complete the purchase of the coal licenses held by Mr. Johnson is due in October, 2012, but may be extended for a maximum of four months upon payment of $20,000 per month.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 7

Cardero Coal has entered into a joint venture agreement with CCP (“JV Agreement”), in which Cardero Coal will have a 75% interest and CCP will have a 25% interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its interest in the Carbon Creek property, being the coal lease over the CGDL, and all coal licenses (if and when issued to Burns and transferred to CCP and if as and when issued to Cardero Coal pursuant to the applicable Coal License Applications and, in the case of the coal license issued to Johnson pursuant to his Coal License Application, upon its acquisition from him by Cardero Coal). The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profits interest which requires Cardero Coal to fund the exploration, development, construction and operation of the mine and that the CCP receives no profits until Cardero Coal has recovered its investment. At that point, the CCP is entitled to 25% of the net profits of the Carbon Creek Joint Venture. Cardero Coal is the manager of the Carbon Creek Joint Venture. In December, 2011, Cardero Coal made the final payment necessary to enter into the Carbon Creek Joint Venture pursuant to the JV Agreement.

Improved forest service roads connect the Carbon Creek property with BC Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

The coal seams encountered on the Carbon Creek property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphic variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgic applications.

Preliminary Economic Assessment

Norwest Corporation (“Norwest”) completed a preliminary economic assessment (“PEA”) of the project in late 2011. A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.1. The resource statement is current as of October 1, 2011. Surface mineable resources are based on mining to a maximum strip ratio (waste volume to tonne of in-place coal) of 20 to 1. Carbon Creek has an estimated 166.7Mt of in-place coal resources in the measured and indicated categories.

Table 1.1 Classification of Resource – Carbon Creek Property – October 1, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	33.1	20.1	19.6
Underground	mvB	42.4	71.1	147.5
Total	mvB	166.7		167.1

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 8

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the PEA was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Based on the geological model developed in the PEA a general mining layout was prepared for both surface and underground mining areas. Applying mining parameters, a potentially mineable tonnage estimate was developed for each mining method as shown in Table 1.2.

Table 1.2 Potentially Mineable Coal Tonnes Through Year 30

Mining Method	Potentially Mineable Tonnes (millions)	Resource Tonnes (Measured & Indicated)
Surface	21.8	53.2
Underground	115.2	113.5
Combined Total	137.0	166.7

The Run of Mine (“ROM”) surface potentially mineable tonnes are significantly lower than the surface resource identified above. This difference is explained by the fact that much of this resource is higher strip ratio and higher cost relative to underground mining methods. The ROM underground tonnes exceed the geological resource estimate because the mining layout includes a small amount (1.7Mt) of Inferred tonnes.

ROM coal will be crushed and sent to a coal washery where ash will be removed through heavy media separation of the coarse fractions and floatation for the fines fractions. Wash plant yields have been estimated on average at 68% for surface mined coal and 62% for underground mined coal. Individual yield and indicative clean coal specifications are presented in more detail in Section 13 of the PEA. The clean coal will be dried in a fluidized bed dryer to approximately 6% moisture and stored in covered storage to keep it dry until shipment.

Clean coal will be loaded into highway type coal haulers operated by a trucking contractor and hauled approximately 69km to a rail loadout on the CN railway. The coal will be offloaded into a bottom-dump hopper and conveyed to a twin dome covered storage structure. Clean coal will be drawn from beneath the storage piles onto a reclaim conveyor and loaded through a batch weighing system into unit trains. The coal will be transported to the ports of Vancouver and/or Prince Rupert for loading onto ships for transport to the Pacific Rim markets. The clean coal will be exposed to the elements during train transport and while stockpiled temporarily at the port and is expected to increase in moisture content to about 8%m, which is the preferred maximum for ocean shipping.

Assumptions regarding capital expenditures are detailed in the PEA. All dollar values throughout the PEA are in US$. Pre-production capital requirements total $301M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. All major surface and underground mining equipment is assumed to be leased with a seven year lease term at 4.5% and a 20% residual. The total value of the mining equipment being leased is $151M. Annual lease payments at full production for surface mining total $12.3M and $9.6M for underground. Total capital excluding leased equipment is $504M over the LOM. Lease payments for mining equipment total $321M over the LOM.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 9

Operating costs have been estimated for the surface and underground mines based on required equipment hours, labour hours and materials and supplies. These costs are shown in Table 1.3 on a unit basis for each mine and the coal handling and preparation plant (“CHPP”).

Table 1.3 Cash Operating Costs

Cost Area	$/ROM tonne	$/Clean tonne
Surface Mining	30.62	50.77
Underground Mining	31.86	57.68
Coal Handling & Prep	3.90
Sub-Total ( Includes equipment lease payments)		60.76
Indirect Costs		10.51
Total Cash Costs		71.27

Norwest prepared an economic model in US$ that captures direct costs, including labor, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of $185 per saleable tonne and an average clean coal production of 2.9Mtpa. Clean coal production increases from 2.1Mtpa to 3.2Mtpa over the first seven years of production and then averages 2.9Mtpa for the remaining mine life of 23 years. The first seven years includes surface mine production and the ramp up of underground mining. After seven years, the property is mined by underground methods only.

Pre-production cash outflows total $301M over the estimated three year development and construction period. Cash flow is positive once production begins and payback occurs by the end of the third year of production or six years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $115M per year for a total net cash flow of $3.1B over the life of the mine for Cardero Coal’s 75% interest.

The internal rate of return for Cardero Coal’s 75% interest in the Carbon Creek Joint Venture is approximately 29%. Net present values at 8%, 10% and 12% are shown in the Table 1.4.

Table 1.4 NPV Results Cardero’s 75% Interest ($millions)

Interest Rate	8%	10%	12%
NPV	$752	$551	$408

The internal rate of return for the entire property is approximately 35.1% . Net present values at 8%, 10% and 12% are shown in Table 1.5.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 10

Table 1.5 NPV Results 100% Interest ($ Millions)

Interest Rate	8%	10%	12%
NPV	$1,070	$800	$605

The PEA is preliminary in nature, and includes inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Table 1.6 summarizes the key results of the PEA.

Table 1.6: Carbon Creek Project Summary

Resource Measured & Indicated	Mt	166.7
Resource Inferred	Mt	167.1

Underground Potentially Mineable Tonnes	Mt	115.1
Mean Plant Recovery	%	62%
Underground Clean Coal Tonnes	Mt	71.4

Surface Potentially Mineable Tonnes	Mt	21.8
Mean Plant Recovery	%	68%
Surface Clean Coal Tonnes	Mt	14.8

Total Clean Coal Tonnes Produced	Mt	86.2

Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Maximum strip ratio	Ratio	12.5:1
Underground Mining Minimum Seam Thickness	M	1.2

Full Production Rate Clean Coal per Year	Mt/yr	2.9

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 11

Pre-production Capital Costs	M$	301
Sustaining Capital LOM	M$	203
Value of Leased Equipment LOM	M$	151

Surface Mine OPEX ROM Basis	$/t	30.62
Underground Mine OPEX ROM Basis	$/t	31.86
Surface Mine OPEX Clean Coal Basis	$/t	50.77
Underground Mine OPEX Clean Coal Basis	$/t	57.68
Processing OPEX	$/t	3.90
Average direct mine costs (incl. equipment lease) Clean Coal Basis	$/t	60.76

Haul, Rail & Port Costs	$/t	42.42

FOB Price Long-Term Base Case	$/t	185

Gross Revenue LOM	M$	15,952
Operating Costs LOM	M$	6,145
Pre-Tax Operating Cash Flow LOM	M$	6,149

Post-Tax NPV 8 (75% Basis)	M$	752
Internal Rate of Return (75% Basis)%		29.3
Post-Tax NPV 8 (100% Basis)	M$	1,070
Internal Rate of Return (100% Basis)%		35.1

Total Undiscounted Post-Tax Cash Flow (75% Basis)	M$	3,113

The Company cautions that the foregoing PEA is only preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 12

Recent Activities

During the period and to the date of this MD&A, Cardero Coal has completed large diameter drilling on 9 coal seams and 300kg samples from each seam have been sent to various laboratories for a washability analysis. A Notice of Work (" NoW") was submitted to Government authorities, outlining planned drilling activities during 2012, and approval was received July 23, 2012. To date, a total of 8,000 metres of core drilling and 3,700 metres of rotary drilling have been completed.

Norwest have been retained to complete a prefeasibility study (" PFS") which is anticipated to be completed in Q3 2012. The report will utilize data collected during Q3 and Q4 2011, including 15,500 metres of drilling, large diameter core washability testing results, surface and sub-surface geotechnical data and hydrogeological and hydrological data, as well as a new resource estimate, detailed mine scheduling and planning, and more detailed economic analysis of the Carbon Creek project. The primary purpose of the PFS will be to refine capital and operating costs, refine mine phasing and production rate, optimize value by considering alternative development options and by to undertake evaluation of options by trade-off studies.

To date, a number of studies are in progress or nearing completion including; mine sequence and phasing alternatives, production rate and life-of-mine alternatives, location of surface facilities, product transportation route alternatives, mine equipment lease versus own trade-off, conversion of resources to reserves with respect to mining methods, coal quality production specification, independent marketing study and plant technology trade-off.

On May 9, 2012, the BC Environmental Assessment Office (" EAO") and the Canadian Environmental Assessment Agency (" CEAA") both accepted the Carbon Creek Metallurgical Coal Project Description filed by Cardero Coal, and the EAO issued a decision under Section 10 of the Environmental Assessment Act (BC) (" EAA") to proceed with an Environmental Assessment (" EA") for the Carbon Creek Project. The Project Description is the first formal document that an industrial proponent provides to provincial and federal agencies to officially commence the EA process. A Project Description has two important functions in the EA process, specifically:

  to determine the need for an EA, and the level of assessment required; and, to promote efficient co-ordination among the proponent (Cardero Coal), regulatory agencies, stakeholders and First Nations.

Acceptance of the Project Description by the regulatory agencies is a critical first step in securing a permit to operate a mine and means that the Carbon Creek Project has now entered the - Pre-Application' phase of the EA process. The Project Description is made publicly available on the EAO's e-PIC website as the background material supporting the decision under the EAA. The EAO subsequently distributes the Project Description to government agencies, local communities, and First Nations to enable them to determine their interest in participating in Project review and to initiate discussions on the scope and nature of all aspects of the EA.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 13

Since the acceptance of the Project Description document, Cardero Coal - together with its third-party consultants - has developed, and is currently in the process of implementing, a comprehensive series of environmental and socioeconomic baseline studies, aimed at supporting the next phase of the EA process, specifically, the effects assessment, which will be followed by an evaluation of measures to support mitigation of any potential environmental effects.

The next two critical stages of the EA process are for: (a) EAO to issue a decision under Section 11 of the EAA to establish the scope, procedures, and methods of the EA; and, (b) for Cardero Coal and the EAO to prepare, evaluate and finalize the Application Information Requirements (" AIR"), a document which outlines the content and substance of the final EA application.

On May 22, 2012, Cardero Coal and Ridley Terminals Inc. entered into an agreement on terms for the shipment of metallurgical coal from the Carbon Creek deposit. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (" tpa") through 2014, increasing to 900,000 tpa in 2015. The agreement is subject to Ridley Terminals Inc. receiving Canadian Federal Government approval for addition of a fourth stacker/reclaimer that will increase capacity from 24 Mtpa to 30 Mtpa. Approval is expected in 2012, although there can be no guarantees such approval will be obtained by then or at all. Cardero Coal will continue to work with Ridley Terminals Inc. to secure additional port capacity which meets Cardero Coal's full anticipated production requirements, although there can be no guarantee such additional capacity can be obtained.

Effective June 1, 2012, the Company has appointed Mr. Angus Christie as Chief Operating Officer (" COO") of the Company. Mr. Christie is a highly respected senior executive with over 25 years international experience in coal mining operations, resource and reserve management, mine development and exploration and strategic planning. As the COO of Cardero, Mr. Christie's immediate responsibilities will be to work with senior management and regional stakeholders to advance the Carbon Creek Project from the PEA stage through to the completion of a planned Feasibility Study with the objective of submitting a Mine Permit Application in 2013. Mr. Christie's previous experience with multi-seam, metallurgical coal deposits will be of significant benefit at Carbon Creek where the Company anticipates mining and blending several seams to ensure product optimization.

Sheini Hills Iron Project, Ghana

The Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The Project area (" Project Area") consists of three contiguous prospecting licences (" Prospecting Licenses") covering a cumulative licence area of 397.5 square kilometres. The Government of the Republic of Ghana, acting by the Ministry of Lands and Natural Resources, has issued a licence document dated December 8, 2011 for each of the three Prospecting Licences (Sheini North, Sheini Central and Sheini South).

The Prospecting Licences were issued to Emmaland Resources Limited (" Emmaland"), a local Ghanaian company. Cardero Ghana Ltd. (" Cardero Ghana"), an indirect wholly owned Ghanaian subsidiary of Cardero, has entered into three separate joint ventures (one for each Prospecting License) with Emmaland. The object of each joint venture is to explore and, if warranted, develop the lands subject to the relevant Prospecting Licence. The effective date for each of the joint venture agreements is December 12, 2011. The joint venture agreements were registered with and approved by the Government of Ghana on April 10, 2012.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 14

Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each Prospecting Licence, subject to (a) a 10% NPI (net profit interest) in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the licence areas that become the subject of one or more mining licences subsequently issued to Emmaland. Cardero Ghana will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland. There are no other royalties or back-in rights to which the Project is subject.

In order to earn its interest, Cardero Ghana is required to fund all expenditures under each of the particular joint ventures and make cash payments to Emmaland totalling USD 16,600,000. To the date of this MD&A, USD 6,450,000 has been paid in scheduled payments and advances thereon. Each Prospecting License outlines a required work program and an expenditure commitment based on this work program. The expenditure commitments relate to the initial two-year licence period, ending December 8, 2013, and total USD 9,180,966 for all three Prospecting Licenses.

The Company is undertaking a large multi-faceted exploration program aimed at calculating an initial resource estimate for a portion of the Prospecting Licences. The current 2012 work program has commenced and is outlined below.

A 3,500 line kilometre airborne geophysical survey has been completed and the final data was received in July 2012. The survey included magnetic, electromagnetic (VTEM) and radiometric data collection. Interpretation of the magnetic data identified ironstone drill targets over an additional 24 kilometres north-south, all of which are supported by outcropping ironstones identified during recent follow-up geological mapping. Definition of these targets is important since the ironstone ridges currently being drilled in Phase I cover a strike length of only 9 kilometres. In the Phase I drill area, topography is pronounced, varying from 150 metre plains to 465 metre ridges. In these areas ironstones are well exposed and were easily mapped and targeted for drilling. In the southern area of future drill targets, topography is much more subdued with less pronounced ridges and generally less ironstone outcrop. Following interpretation of the magnetic data, regional mapping was undertaken to determine the level of outcrop support for the magnetic targets. Outcropping ironstone was found to be coincident with all geophysical targets. Additional mapping is planned for the coming weeks.

An initial 10,000m diamond drilling (DD) contract was signed with Geodrill Ghana Ltd in late 2011. Drilling commenced in late March 2012 and was completed in late July 2012. A total of 9,000 metres of diamond drilling were completed for a total of 67 drillholes. Table 1.7 includes all assay results received to September 5, 2012.

Diamond drilling is focussed on in situ haematite ironstone ridges over a strike length of 9 kilometres. The ironstone ridges expose ironstones on dip slopes providing potential for very low strip ratios. The ironstones are locally folded providing locally very thick ironstone intersections in excess of 100m. Detailed drill sections are located 1,600 metres apart, with infill drill sections at 800 metres apart. On section lines, drillholes are spaced approximately 100 metres apart. This drill spacing should be sufficient to provide an inferred resource calculation.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 15

Table 1.7: Diamond Drill Results, Sheini Hills Iron Ore Project
(Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.)

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD001	25.00	59.60	34.60	39.35
SCD002	30.00	66.55	36.55	34.97
SCD003	118.00	141.75	23.75	32.55
SCD004	104.40	126.40	22.00	32.36
and	173.00	206.60	33.60	36.54
SCD005	54.30	84.70	30.40	29.87
SCD006	7.60	45.60	38.00	35.67
SCD007	0.00	9.90	9.90	36.15
and	117.10	147.30	30.20	45.62
SCD008	0.00	38.00	38.00	39.45
SCD009	0.00	57.00	57.00	45.71
SCD010	0.00	16.70	16.70	41.19
SCD011	24.35	58.40	34.05	38.02
SCD012	57.70	147.35	89.65	35.09
SCD013	0.00	122.30	122.30	35.12
incl.	0.00	17.40	17.40	43.55
SCD014	143.00	200.00	57.00	30.73
incl.	155.00	176.15	21.15	36.60
SCD015	0.00	70.60	70.60	38.06
incl.	38.00	62.35	24.35	41.56
SCD016	43.10	103.20	60.10	34.55
SCD017	0.00	7.90	7.90	41.33
and	23.70	65.55	41.85	39.09
incl.	49.25	65.55	16.30	41.58
SCD018	0.00	75.80	75.80	37.90
SCD019	0.00	3.50	3.50	44.79
and	11.30	53.00	41.70	31.34
SCD020	0.00	61.30	61.30	38.45
incl.	0.00	28.70	28.70	44.68
SCD021	49.90	148.00	98.10	30.56
incl.	53.00	59.35	6.35	37.77
incl.	67.30	72.40	5.10	40.37
SCD022				not assayed
SCD023	0.00	7.15	7.15	38.97
SCD024	0.00	4.30	4.30	48.58
and	60.30	109.90	49.60	39.91
SCD025	no significant results
SCD026	10.00	96.50	86.50	31.41

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 16

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
incl.	10.00	30.00	20.00	36.35
incl.	81.20	93.70	12.50	35.61
SCD027				not assayed
SCD028	0.00	56.00	56.00	38.82
SCD029	0.00	32.15	32.15	37.94
incl.	0.00	17.30	17.30	42.32
SCD030				not assayed
SCD031	0.00	30.20	30.20	37.42
SCD032	0.00	29.20	29.20	38.82
SCD033	10.00	59.50	49.50	37.21
SCD034				not assayed
SCD035	0.00	75.20	75.20	35.08
incl.	0.00	53.20	53.20	38.25
SCD036	172.00	217.00	45.00	39.51
SCD037
SCD038				not assayed
SCD039	0.00	278.80	278.80	43.16
incl.	0.00	10.70	10.70	50.64
incl.	28.00	51.00	23.00	49.58
SCD040	8.20	58.60	50.40	40.23
SCD041				not assayed
SCD042
SCD043	0.00	166.20	166.20	37.69
incl.	0.00	107.10	107.10	42.39
SCD044				not assayed
SCD045	0.00	3.00	3.00	37.61
and	8.00	121.40	113.40	35.51
incl.	35.00	98.00	63.00	42.59
SCD046	0.00	5.10	5.10	41.33
and	98.00	123.45	25.45	36.88
SCD047
SCD048	0.00	106.00	106.00	37.35
incl.	0.00	66.00	66.00	41.63
and	116.00	125.50	9.50	30.33
SCD051	0.00	3.60	3.60	48.61
and	78.00	134.20	56.20	38.45
incl.	79.00	124.00	45.00	40.11
SCD052	0.00	6.00	6.00	43.03
and	19.00	62.70	43.70	40.11
SCD053	0.00	1.00	1.00	56.24

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 17

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
and	4.20	71.20	67.00	37.17
incl	4.20	45.00	40.80	41.77
SCD054	no significant results
SCD055	0.00	4.00	4.00	30.34
and	6.00	27.55	21.55	42.00
and	38.70	63.90	25.20	42.34
incl.	50.20	63.90	13.70	47.00
and	81.00	170.70	89.70	46.16
SCD056
SCD057	0.00	30.50	30.50	45.00
and	122.20	141.05	18.85	43.12
SCD058	2.00	69.10	67.10	35.39
incl.	18.00	69.10	51.10	39.55
SCD059
SCD060
SCD061
SCD062
SCD063
SCD064
SCD065
SCD066
SCD067

Reverse circulation (RC) drilling is focussed on peripheral surface ferriciretes (recent haematite-cemented ironstone scree) which occur at surface on the surrounding plains and have been drilled to 19 metres thickness to date. A total of 2,000 metres of reverse circulation drilling were completed for a total of 127 drillholes. Table 1.8 includes all assay results received to September 5, 2012.

Table 1.8: Reverse Circulation Drill Results, Sheini Hills Iron Ore Project
(All holes are drilled vertically. Ferricretes are recent, sub-horizontal detrital deposits and intersections presented here are considered true thicknesses)

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC002	0	17	17	27.44
SRC003	0	7	7	38.16
SRC004	0	18	18	23.70
SRC005	0	17	17	30.60
SRC006	0	6	6	32.29
SRC007	0	13	13	27.70
SRC008	0	8	8	23.96
SRC009	0	10	10	26.71
SRC010	0	3	3	38.20
SRC011	0	4	4	35.10
SRC012	0	12	12	34.42
SRC013	0	3	3	38.79

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 18

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC014	0	12	12	33.88
SRC015	0	4	4	23.40
SRC016	0	1	1	17.77
SRC017	0	4	4	40.05
SRC018	0	5	5	39.24
SRC019	0	3	3	40.68
SRC020	0	5	5	36.13
SRC021	0	5	5	32.52
SRC022	0	6	6	48.93
SRC023	0	7	7	46.02
SRC024	0	6	6	40.73
SRC025	0	5	5	38.58
SRC026	0	7	7	28.75
SRC027	0	8	8	34.50
SRC028	0	4	4	36.04
SRC029	0	8	8	32.85
SRC030	0	11	11	38.22
SRC031	0	11	11	38.41
SRC032	0	3	3	24.13
SRC033	0	2	2	26.13
SRC034	0	6	6	23.42
SRC035	0	2	2	33.71
SRC036	0	2	2	24.88
SRC037	0	5	5	36.85
SRC038	0	4	4	42.32
SRC039	0	5	5	37.06
SRC040	0	4	4	29.04
SRC041	0	8	8	29.43
SRC042	0	4	4	40.26
SRC043	0	4	4	35.11
SRC044	0	12	12	25.56
SRC045	0	7	7	21.41
SRC046	0	5	5	36.71
SRC047	0	4	4	24.02
SRC048	0	4	4	26.98
SRC049	0	6	6	33.90
SRC050	0	11	11	43.80
SRC051	0	11	11	38.16
SRC052	0	9	9	40.68
SRC053	0	8	8	43.21
SRC054	0	13	13	33.44
SRC055	0	10	10	31.89
SRC056	0	14	14	35.73
SRC057	0	8	8	42.36
SRC058	0	8	8	37.09
SRC059	0	11	11	25.67
SRC060	0	2	2	37.42
SRC061	0	2	2	30.33
SRC062	0	18	18	26.53
SRC063	0	4	4	31.26
SRC064	0	4	4	42.62
SRC065	0	4	4	40.32

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 19

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC066	0	3	3	31.95
SRC067	0	3	3	29.11
SRC068	0	3	3	33.74
SRC069	0	8	8	30.54
SRC070	0	8	8	24.17
SRC071	0	4	4	33.58
SRC072	0	1	1	29.08
SRC073	0	11	11	33.70
SRC074	0	8	8	23.32
SRC075	0	2	2	35.77
SRC076	0	6	6	24.38
SRC077	0	4	4	23.13
SRC078	0	12	12	22.69
SRC079	0	5	5	23.97
SRC080	0	4	4	23.34
SRC081	0	4	4	23.48
SRC082	0	5	5	17.76
SRC083	0	5	5	23.14
SRC084	0	6	6	24.00
SRC085	0	6	6	22.32
SRC086	0	4	4	27.77
SRC087	0	2	2	31.69
SRC088	1	24	23	29.91
SRC089	0	4	4	24.34
SRC090	0	5	5	28.16
SRC091	0	2	2	34.45
SRC092	0	7	7	29.77
SRC093	0	10	10	31.91
SRC094	0	4	4	30.23
SRC095	0	4	4	34.62
SRC096	0	10	10	29.37
SRC097	0	1	1	32.22
SRC098	0	9	9	34.98
SRC099	0	16	16	31.43
SRC100	0	4	4	32.10
SRC101	0	2	2	43.42
SRC102	0	3	3	43.16
SRC103	no significant results
SRC104	0	2	2	22.45
SRC105	0	4	4	33.79
SRC106	0	8	8	25.92
SRC107	0	4	4	30.73
SRC108	0	4	4	22.91
SRC109	0	8	8	26.32
SRC110	0	11	11	25.35
SRC111	0	2	2	36.57
SRC112	0	2	2	27.85
SRC113	0	7	7	26.74
SRC114	0	8	8	40.46
SRC115	0	1	1	32.50
SRC116	0	2	2	22.47
SRC117	0	10	10	39.42

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 20

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC118	0	2	2	32.28
SRC119	0	3	3	28.66
SRC120	0	2	2	33.06
SRC121	0	13	13	35.46
SRC122	0	20	20	32.06
SRC123	0	14	14	41.56
SRC124	0	9	9	45.63
SRC125	0	3	3	44.14
SRC126	0	4	4	46.33
SRC127	0	10	10	34.41

The drill program is aimed at resource definition rather than exploration and the collection of detailed geotechnical and engineering data is an integral part of the program.

SRK Consulting has been retained to complete an initial resource estimate. Completion is anticipated to be Q4 2012.

Effective June 25, 2102, the Company announced that it had been made aware of a blog report published in Ghana which alleges that Cardero used improper business practices to secure the Sheini Hills Iron Ore concessions in Ghana. Cardero maintains it has acted legally and with integrity at all times. The Company has robust corporate governance and business integrity policies in place to ensure that it conducts its activities with best practices and within the confines of the law. The Company is cooperating with the RCMP and has undertaken its own independent review to verify the Company’s belief that it acted with best business practices in assisting Emmaland to compete for, and win, the right to explore and develop the Sheini Hills Iron Ore project.

Longnose Titanium Project, Minnesota, USA

Cardero’s indirect wholly owned subsidiary, Cardero Iron Ore (USA) Inc. (“CIOUS”), holds an option to acquire up to an 85% interest in the Longnose project by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon CIOUS earning its 70% or 85% interest, the optionor of the Longnose project has the option to maintain its 30% or 15% interest and enter into a joint venture with CIOUS, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying property lessors.

Mineralization at the Longnose project is hosted by Oxide-bearing Ultramafic Intrusions (“OUI” or “OUIs”) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 10-40% titanium-iron oxide mineralization, dominantly as ilmenite with lesser titaniferous magnetite. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. The Longnose OUl contains disseminated, semi-massive, and massive ilmenite and titaniferous-magnetite mineralization. The Longnose Project Area hosts a single intrusion which is at least 150 m thick, dipping shallowly to the southeast. Mineralization at the Longnose Project Area dominantly consists of disseminated to net-textured, medium to coarse-grained, ilmenite, titaniferous magnetite and magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. It is clear that the main mineralized intrusion at the Longnose project is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 21

Twenty-seven diamond drill core holes have been drilled on the Longnose Project Area, including six holes drilled by CIOUS in 2010, and nine holes drilled by CIOUS in 2011. Historic drilling includes 12 drill holes completed by a variety of operators in the 1980s and 1990s. The historic drill core has been re-sampled by CIOUS during 2009 and 2010, where such material was available. In total, the twenty-seven holes totalled 5,217 m, with 1,979 m from historic holes and 3,238 m from CIOUS drill holes.

In 2011, SRK was retained by Cardero to complete a Mineral Resource for the Longnose project, as well as to update the technical report for the Longnose project. The Mineral Resource Statement for the Longnose project is presented in Table 1.9 below.

Table 1.9: Mineral Resource Statement*, Longnose Project, Minnesota, USA,
SRK Consulting (Canada) Inc, effective date, January 19, 2012.

Category (Open Pit**)	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2O3***
	Mt	%	%
Indicated	58.1	16.6	18.8
Inferred	65.3	16.4	19.4
                    * Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

*Open pit (near surface) Mineral Resources are reported at a cut-off grade of 8% TiO2 . Cut-off grades are based on a price of US$170 per tonne of ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.

**Reported Fe2 O3 has been lowered to reflect the amount of Fe estimated contained within ilmenite and silicates, based upon Davis Tube testing. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

The Mineral Resource Statement for Longnose has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. The Fe2O3 values have been reduced to reflect Fe found within silicates and within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed. In any potential mining scenario, the Longnose project would produce ilmenite (FeTiO3) and may produce titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. Using CIOUS’s Davis Tube test results, historic mineralogy and metallurgy reports, reasonable assumptions regarding mineralogy of the deposit, estimates of the quantity of ilmenite was made.

No exploration has been carried out during the current quarter, and no further work is planned at this time. The Company intends to seek a partner to advance the Longnose project.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 22

Titac Titanium Project, Minnesota, USA

The Titac Project Area interests are held by CIOUS. CIOUS holds a 100% leasehold interest in the Titac Project Area under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year).

Mineralization is hosted by OUIs that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUIs also contain abundant copper-nickel sulfide mineralization. Most OUIs occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries), and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization, dominantly ilmenite (TiFeO3) and magnetite and titaniferous magnetite (Fe3O4, Fe2TiO4). The Titac Project Area contains at least two mineralized OUIs (Titac North and Titac South). During 2010 and 2011, a total of 11,034.4 m of drilling was completed for 32 drill-holes, 8 (2685.3 m) of which were drilled at Titac North and 24 (8349.1 m) at Titac South. The drilling confirmed titanium-iron-oxide mineralization at the Titac Project Area, and that both Titac North and Titac South had large zones of titanium-iron-oxide mineralization. Titac North is at least 450 m thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 m thick, and also has a pipe-like geometry.

In July 2011, SRK was retained by Cardero to complete a Mineral Resource for the Titac project deposits, as well as to update the technical report for the Titac project. The Mineral Resource Statement for the Titac Project is presented in Table 1.10 below.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 23

Table 1.10: Mineral Resource Statement*, Titac Project, Minnesota, USA,
SRK Consulting (Canada) Inc, effective date, January 19, 2012

Category	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2 O3 ***
	Mt	%	%
Open Pit**
Inferred	45.1	15.0	14.74

*

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

*Open pit mineral resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.
**Reported Fe2O3 has been lowered to reflect the amount of Fe estimated to be contained in ilmenite based on the assumption that all Ti has been assigned to ilmenite. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

The Mineral Resource Statement for Titac has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. In any potential mining scenario, the Titac project would produce ilmenite (FeTiO3) and potentially titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. The Fe2O3 values have been reduced to reflect Fe found within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed.

No exploration has been carried out during the current quarter, and no further work is planned at this time. The Company intends to seek a partner to advance the Longnose project.

Other Mineral Properties

Baja IOCG, Mexico

The proposed joint venture with Riverside Resources Inc. has been terminated by mutual agreement. No activity has been carried out by the Company on the Baja IOCG project in the current quarter or to the date of this MD&A. The Company does not anticipate carrying out any further work on this project, and continues to seek a joint venture partner to advance the project.

Corrales and Santa Teresa Projects, Mexico

On February 24, 2012, Ethos Capital Corp. surrendered its option to earn an interest in the Corrales concession (owned 100% by Minerales Y Metales California, S.A. de C.V., the Company’s wholly owned Mexican subsidiary). As this was the last property still subject to the June 12, 2008 option agreement (as amended), this option agreement has been terminated. The Company plans to review the available data on the Corrales property and make a determination as to whether or not to carry out any additional work on the property.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 24

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (" Artha"), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance - issued). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

The Company understands that Artha currently proposes to carry out drill program at the Organullo property in 2012 but has received no update on the progress of any work on the property up to the date of this MD&A.

Los Manantiales (Mina Angela) Project, Argentina

The Company has not carried out any work on this property during the current quarter or to the date of this MD&A and is currently seeking a joint venture partner to continue work on this property.

Minas Pirquitas Project, Argentina

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. (" Davcha") finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha. Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

Artha has advised that it is currently in the process of finalizing community access agreements so that an initial 2,500m drilling program can be initiated on the Noeilla Breccia and Pirquitas NW prospects, where surface work and IP geophysics have defined 2 targets ready for drilling. Further information will be released as received from Artha.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson PGeo, Cardero's Executive Vice President and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than the PEA) and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Gary M. Stubblefield, P.E., of Norwest Corporation, is a professional engineer (Colorado, Montana and Utah) and, as such, is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the PEA. Mr. Stubblefield has a B.Sc. in Mining Engineering and more than 40 years of relevant experience in engineering and mine supervision and operations, including 18 years in surface coal mining. Both Mr. Stubblefield and Norwest are independent of the Company under NI 43-101.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 25

Lawrence D. Henchel, SME, of Norwest Corporation, is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc (SME) and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the PEA, including the October 1, 2011 resource modeling for the Carbon Creek deposit. Mr. Henchel has a B.Sc. in Geology and 28 years of relevant experience as a geologist specializing in coal and industrial minerals in both exploration and mining. Both Mr. Henchel and Norwest are independent of the Company under NI 43-101.

The work programs on the Company's non-optioned properties are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants. Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the various projects rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, Peru, the United States, and Ghana. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Carbon Creek Metallurgical Coal property in British Columbia and the Longnose and Titac Titanium projects in Minnesota which have estimated mineral resources, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There are no known reserves and, other than on the Carbon Creek property and the Longnose and Titac properties, there are no known resources, on any of the Company's properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 62

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company's long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: From 2007 and into 2012, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011 and into early 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability. Specifically:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 27

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity the volatility of gold and other base metal prices may impact the Company's future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Company's common shares (" Common Shares"), which may impact the Company's ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company's financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company's securities) to sell such securities at any price. As a consequence, despite the Company's past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not materially adversely impact on the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 28

Title Matters: The acquisition of title to mineral properties in Mexico, Peru, Argentina, and Ghana is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples' land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina, Peru, and Ghana, where blockades of access to the Company's properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company's properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 29

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Peru, Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 30

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos, Peruvian nuevo soles, and Ghanaian cedis. The Company's operations in the United States, Mexico, Argentina, Peru and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 31

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company's estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The failure to establish proven and probable reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 32

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a " passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a " passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a " PFIC"). However, no determination has been made regarding Cardero's PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any " excess distributions" (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a " qualified electing fund" (a " QEF") election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of Cardero's " net capital gain" and " ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a " mark-to-market election" if Cardero is a PFIC and the Common Shares are " marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the Common Shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 33

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Financial Results of Operations

During the nine month period ended July 31, 2012, the Company had a net income of $293,200 as compared to $507,111 for 2011.

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Nine months ended July 31, 2012 compared to nine months ended July 31, 2011

The Company’s general and administrative costs were $9,325,180, compared to $6,035,605 in 2011. The 54% increase is due to changes in the following expense categories:

  Consulting fees of $899,474 (2011 - $993,808) includes $431,431 (2011 - $15,135) of share- based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Corporate development of $247,376 (2011 - $508,870), decreased due to less active corporate development activities in the current period;

  Depreciation increased to $275,435 (2011 - $71,142), primarily due to the increased depreciation of the metallurgy lab, the camp facility in Ghana, the acquisition of Cardero Coal, and the relocation of the Vancouver office in April 2011;

  Investor relations of $550,069 (2011 - $535,121) includes $179,975 (2011 - $294,066) of share- based payments. The remaining increase is due to increased attendance at trade shows, investment conferences and institutional marketing events in an effort to expose the Company to more investors in the current period;

  Office costs of $790,944 (2011 - $577,027), increased primarily due to increased activities in Cardero Coal and the Ghana office;

  Professional fees of $1,215,986 (2011 - $617,567), increased due to share-based payments of $140,047 (2011 - $Nil) and legal fees paid for the advice on corporate structuring and in Ghana in the current period;

  Regulatory and transfer agent fees increased to $165,755 (2011 - $113,374), primarily as a result of increased filing requirements due to the private placement completed on November 29, 2011; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 34
  Salaries and benefits of $4,158,500 (2011 - $1,814,045), increased due to the share-based payments of $2,069,750 (2011 - $526,547), bonuses paid during the current period of $93,000 versus $Nil in the prior period, and an increase in personnel due to the acquisition of Cardero Coal.

Other items showed an income of $11,745,247 in the current period versus an income of $6,071,034 in the comparable period of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest income of $151,378, of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan versus an interest income of $356,523, of which $353,490 was from the repayment of the Trevali loan in the comparative period;

  Realized gain of $11,624,925 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (14,476,000 shares), and Corvus Gold Inc. (“Corvus”) (1,109,000 shares) common shares, compared to a realized gain of $4,983,827 from the sale of ITH (592,700 shares) and Trevali (790,000 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali in the current period was $911,627 versus unrealized gains on warrants of Trevali, Abzu and Kria Resources Ltd. (“Kria”) of $298,789 in the comparative period;

  Gain on the loan settlement with Trevali amounting to $1,368,953 (2011 - $Nil);

  $43,750 of unrealized loss on fair value through profit or loss investment in Ethos Capital Corp. compared to $90,500 unrealized gain in the prior period;

  Gain on the reclassification of investments in Abzu from equity investments to resource related investments of $nil (2011 - $3,019,523);

  Due to substantial decline in the fair value of available-for-sale investments in Wealth, Indico Resources Ltd. (“Indico”), and Dorato Resources Inc. (“Dorato”) common shares, the Company recorded impairment losses of $351,667 (2011 - $Nil). These changes are due to market fluctuations which are entirely outside of the Company’s control; and

  $Nil in the loss on equity investments (2011 - $793,194) since Cardero Coal is now wholly- owned by the Company (2011 - 45.5% ownership interest) and the Company owns only 15.6% of Abzu’s issued and outstanding common shares (2011 - 16.66%).

Three months ended July 31, 2012 compared to three months ended July 31, 2011

General and administrative expenses increased by 31% (2012 - $2,685,480, 2011 - $2,043,292), primarily due to the undernoted variances that occurred in the individual categories:

  Consulting fees of $225,206 (2011 - $403,602). There were some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 35

  Corporate development of $69,592 (2011 - $99,738), decreased due less active corporate development activities in the current period.

  Depreciation increased to $95,982 (2011 - $29,060), primarily due to the increased depreciation of the metallurgy lab, the camp facility in Ghana, the acquisition of Cardero Coal;

  Investor relations increased to $167,311 (2011 - $134,914) partly due to $nil (2011 - $51,913) of share-based payments. The remaining increase is primarily due increased attendance at trade shows, investment conferences and institutional marketing events in an effort to expose the Company to more investors in the current period;

  Office costs increased to $265,264 (2011 - $156,047), primarily due to increased activities in Cardero Coal and the Ghana office;

  Professional fees increased to $508,661 (2011 - $180,973), primarily due to the legal fees paid in Ghana in the current period; and

  Salaries and benefits of $965,291 (2011 - $665,690), increased due to share-based payments of $251,716 (2011 - $178,452) and increased number of staff hired in the current period due to the acquisition of Cardero Coal and the active business in Ghana.

Other items showed a loss of $288,957 in the current quarter versus a gain of $515,116 in the comparable quarter of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest income of $10,498, of which $8,860 is principally from the investments in Guaranteed Investment Certificates, versus an interest income of $165,254, of which $162,606 was from the repayment of Trevali loan in the comparative quarter;

  Realized gain from the sale of available-for-sale investments was $1,250,207 resulting from the sale of Corvus (55,000 shares) and Trevali (10,300,000 shares), compared to a realized gain of $2,474,833 from the sale of ITH (428,800 shares) in the comparative period;

  The unrealized loss on derivative investments (warrants) was $1,302,596 (2011 - unrealized loss of $1,442,320). For the current period the loss was caused by an decrease in the value of Trevali warrants whereas the loss in the prior period was caused by a decrease in the value of Trevali warrants and Abzu warrants;

  Unrealized loss on fair value through profit or loss investment in Ethos Capital Corp. was $71,250 compared to unrealized gain of $25,000 in the comparative period of prior year; and

  Due to substantial declined in values of available-for-sale investments in Wealth, Indico and Dorato, the Company recorded impairment losses of $231,019 during the current period versus $Nil in the comparative period.

SELECTED ANNUAL INFORMATION

The Company’s condensed interim consolidated financial statements for the third quarter ended July 31, 2012 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The following selected financial information for the years ended October 31, 2011 is taken from the Company’s unaudited condensed interim consolidated financial statements for the period ended July 31, 2012. The information for the years ended October 31, 2010 and 2009 are taken from the audited consolidated financial statements for the years ended October 31, 2010 and 2009. This information should be read in conjunction with those statements. Readers of the MD&A should refer to “Change in Accounting Policies including Initial Adoption” and “International Financial Reporting Standards” included in this MD&A for a discussion of IFRS and its effect on the Company’s financial presentation. Selected annual financial information appears below.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 36

	October 31, 2011	October 31, 2010	October 31, 2009
	(IFRS)	(Canadian GAAP)	(Canadian GAAP)

Income (Loss) for the year	$(22,160,134)	$44,950,970	$(254,628)
Net income (loss) per share	$(0.32)	$0.77	$(0.01)
Total assets	$108,627,903	$136,205,154	$48,071,671

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the current fiscal year ending October 31, 2012 and the past two fiscal years ended October 31, 2011 and 2010:

Fiscal 2012

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(IFRS)	(IFRS)	(IFRS)

Total revenue	$124,197	$16,683	$10,498	$-
Gain (loss) on sale of investments	10,388,310	(13,592)	1,250,207	-
Impairment loss	(26,344)	(94,304)	(231,019)	-
Gain on loan settlement	1,368,953	-	-	-
Write-off of exploration and evaluation assets	-	-	-	-
Net income (loss)	7,331,849	(3,110,113)	(3,928,536)	-
Net income (loss) per share	0.08	(0.03)	(0.04)	-
Comprehensive income (loss)	$489,751	$(2,913,705)	$(9,335,091)	$-

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 37

Fiscal 2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(IFRS)	(IFRS)	(IFRS)	(Canadian GAAP)

Total revenue	$42,158	$149,111	$165,254	$1,064,127
Gain on sale of investments	2,196,898	312,096	2,474,833	3,849,577
Impairment loss	-	-	-	2,837,978
Write-off of exploration and evaluation assets	-	-	-	12,206,614
Gain on the reclassification of investments from equity investment to resource related investments	3,019,523	-	-	-
Net income (loss)	7,369,016	(2,859,179)	(4,002,726)	(22,399,568)
Net income (loss) per share	0.13	(0.05)	(0.05)	(0.36)
Comprehensive income (loss)	$21,444,911	$(10,318,134)	$(18,025,176)	$(39,165,610)

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Canadian GAAP)	(Canadian GAAP)	(Canadian GAAP)	(Canadian GAAP)

Total revenue	$411	$(993)	$426	$192
Gain (loss) on resource property	89,406,016	(780,415)	(891,388)	(7,056)
Gain on sale of investments	136,092	162,517	-	641,042
Write-off of resource properties	-	8,180,742	299,546	17,795
Net income (loss)	62,261,575	(14,053,095)	(4,092,028)	834,518
Net income (loss) per share	1.06	(0.24)	(0.07)	0.02
Comprehensive income (loss)	$69,081,221	$(11,456,150)	$(6,854,748)	$11,404,744

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict. The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 38

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company's ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company's securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its resource related investments, which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its exploration and evaluation assets (as, for example, with the sale of the Pampa de Pongo project, which raised $88,372,433 net of costs in the 2010 fiscal year).

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction or from the sale of resource based investments. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its exploration and evaluation assets, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. The ability of the Company to carry out its planned activities, including the balance of the 2012 work program at Carbon Creek, the preparation of a feasibility study for Carbon Creek and ongoing activities on the Sheini Hills Iron Ore project, as well as the ability to meet upcoming option payments in respect of the Carbon Creek and Sheini Hills projects is dependent upon the Company securing additional sources of equity or debt financing. Although the Company is currently in discussions with a number of entities regarding potential debt and/or equity financings, no agreements have yet been reached and there can be no assurance that any arrangements for debt and/or equity financing transactions will be successfully concluded. Failure to conclude and complete any such arrangements within a reasonable timeframe could result in the Company having to severely curtail its operations.

As July 31, 2012, the Company reported cash and cash equivalents of $10,796,007 compared to $5,985,634 at October 31, 2011. The change in cash and cash equivalents over the period is comprised of funds used by investing activities of $1,166,200 and $2,086,334 from operations, and $8,057,919 provided by financing activities due to proceeds from shares issued. As at July 31, 2012, the Company had working capital of $8,785,704 compared to working capital of $13,556,780 at October 31, 2011.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 39

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes in the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its annual MD&A for the year ended October 31, 2011 during the period ended July 31, 2012 or to the date of this MD&A.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three months period ended July 31, 2012, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

		Purpose of
Name	Relationship	transaction	Amount
Michael Hunter	CEO of the Company	Wages and Salaries	$67,500
Hendrik Van Alphen	Director of the Company	Wages and Salaries	$45,000
Lawrence W Talbot	Director of the Company	Wages and Salaries	$25,000
Blaine Bailey	CFO of the Company	Wages and Salaries	$50,000
Marla Ritchie	Corporate secretary of the Company	Wages and Salaries	$30,000
Stephan Fitch	Director of the Company	Director's fees	$12,000
Leonard Harris	Director of the Company	Director's fees	$12,000
Murray Hitzman	Director of the Company	Director's fees	$12,000
Lawrence W. Talbot Law Corporation	Company controlled by a Director of the Company	Professional fees	$20,625
Minera Koripampa del Peru S.A.	Company controlled by the Manager, South America of the Company	Consulting fees	$22,728
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$60,000

PROPOSED TRANSACTIONS

Although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 40

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, the recognition of deferred income tax assets and the impairment of long term assets included in the Condensed Consolidated Interim Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Condensed Consolidated Interim Statements of Comprehensive Loss, and the estimated amounts of reclamation and environmental obligations.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Please refer to note 14 of the July 31, 2012 unaudited condensed interim consolidated financial statements for a comprehensive review of the accounting policies adopted upon transition to IFRS.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and cash equivalents and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at July 31, 2012 was $10,796,007 of which $704,360 was held in US, Mexican, Argentinean, Ghanaian and Peruvian currencies.

The Company’s receivables and payables at July 31, 2012 were normal course business items that are settled on a regular basis. The Company’s investments in Corvus, Trevali, Abzu, Wealth, Indico Resources Ltd. and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos Capital Corp. is classified as “fair value through profit or loss” for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 41

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on May 1, 2012 and ended on July 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Interim Financial Statements are the Company’s third condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive income is set out in this note.

The accounting policies set out in note 2 to the Interim Financial Statements have been applied in preparing the condensed interim consolidated financial statements as at and for the nine months ended July 31, 2012, the comparative information presented in these financial statements as at and for the nine month period ended July 31, 2011 and as at and for the year ended October 31, 2011.

First time adoption of IFRS

The Company’s consolidated financial statements for the year ending October 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 42

Under Canadian GAAP, the fair value of options granted as replacement options to the shareholders of Cardero Coal (see note 3 of the Interim Financial Statements) formed part of the purchase consideration. In accordance with IFRS, none of the options granted to Cardero Coal shareholders were determined to be replacement awards attributable to pre- acquisition service. As such, the fair value of the options granted to Cardero Coal shareholders is treated as post-combination share-based payment expense. As at and for the year ended October 31, 2011, this IFRS transition change in accounting policy results in a $988,347 reduction in the carrying value of exploration and evaluation assets, a $542,218 reduction in contributed surplus, and a $446,129 increase in share-based payments expense and deficit.

(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

(e)	Income taxes

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. During the year ended October 31, 2011, a tax liability associated with an asset acquisition that did not constitute a business combination (see note 3 of the Interim Financial Statements) was reversed with an associated reduction of exploration and evaluation assets.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 43

Impact on consolidated financial statements:

	October 31, 2011	July 31, 2011

Reduction of exploration and evaluation assets	$(11,713,033)	$(11,713,033)
Reduction of deferred income tax liability	$11,713,033	$11,713,033

(f)	Investments in associates

As at November 1, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu. On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method.

Under Canadian GAAP, the reclassification from equity investments to resource related investments was recorded at the carrying value of the equity investment at December 21, 2010. Under IFRS, the retained investment was measured at the fair value on the date of reclassification, with the difference between fair value and carrying value recorded in profit or loss. This change in accounting policy resulted in a $3,019,523 increase in gain on reclassification and a corresponding reduction in other comprehensive income for the nine months ended July 31, 2011.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Statements of Comprehensive Income (Loss) for the dates and periods noted below. The effects of transition from Canadian GAAP to IFRS on the cash flow are not material; therefore a reconciliation of the Consolidated Statements of Cash Flows has not been presented.

  Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011.
  Interim Consolidated Statement of Comprehensive Income Reconciliation – three months ended July 31, 2011.
  Interim Consolidated Statement of Comprehensive Income Reconciliation – nine months ended July 31, 2011.
  Consolidated Statement of Financial Position Reconciliation – October 31, 2011

Reconciliation of pre-changeover CGAAP Shareholders’ Equity to IFRS is included in the Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011.

As there have been no adjustments to the net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 44

Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$8,245,994	$-		$8,245,994
Accounts receivable	138,384	-		138,384
Due from related parties	800,015	-		800,015
Loan receivable	8,417,490	-		8,417,490
Prepaid expenses	411,682	-		411,682

Total Current Assets	18,013,565	-		18,013,565

Property, Plant and Equipment	931,163	-		931,163
Resource Related Investments	59,509,840	-		59,509,840
Exploration and Evaluation Advances	166,788			166,788
Exploration and Evaluation Assets	77,436,714	(12,701,380)	(a, e)	64,735,334
Deposits	115,000			115,000

	$156,173,070	$(12,701,380)		$143,471,690

LIABILITIES
Current
Accounts payable and accrued liabilities	$373,327	$-		$373,327

Deferred income tax liability	11,713,033	(11,713,033)	(e)	-

Total Liabilities	12,086,360	(11,713,033)		373,327

SHAREHOLDERS’ EQUITY
Share capital	107,207,624	-		107,207,624
Contributed surplus	19,690,812	(809,895)	(a)	18,880,917
Accumulated other comprehensive income	25,841,606	(3,019,523)	(f)	22,822,083
Deficit	(8,653,332)	2,841,071	(a, f)	(5,812,261)

Total Shareholders’ Equity	144,086,710	(988,347)		143,098,363

Total Liabilities and Shareholders’ Equity	$156,173,070	$(12,701,380)		$143,471,690

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 45

Interim Consolidated Statement of Comprehensive Income Reconciliation – Three Months ended July 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$403,602	$-		$403,602
Corporate development	99,738	-		99,738
Depreciation	29,060	-		29,060
Insurance	22,465	-		22,465
Investor relations	134,914	-		134,914
Office costs	156,047	-		156,047
Professional fees	180,973	-		180,973
Property evaluations	214,269	-		214,269
Regulatory and transfer agent fees	45,542	-		45,542
Salaries and benefits	487,238	178,452	(a)	665,690
Travel	90,992	-		90,992
Loss Before Other Items and Income Taxes	(1,864,840)	(178,452)		(2,043,292)

Other Items
Foreign exchange loss	(253,344)	-		(253,344)
Interest income, net of bank charges	165,254	-		165,254
Realized gain on sale of available-for-sale investments	2,474,833	-		2,474,833
Unrealized loss on derivative investments	(1,442,320)	-		(1,442,320)
Unrealized gain on fair value through profit or loss investment	25,000	-		25,000
Loss on equity investments	(454,307)	-		(454,307)
	515,116	-		515,116

Loss Before Income Taxes	(1,349,724)	(178,452)		(1,528,176)

Income Taxes
Deferred expense	(2,474,550)	-		(2,474,550)

Loss for the Period	(3,824,274)	(178,452)		(4,002,726)
Other Comprehensive Loss for the Period	(14,022,450)	-		(14,022,450)

Comprehensive Loss for the Period	$(17,846,724)	$(178,452)		$(18,025,176)

Basic and Diluted Loss Per Common Share	$(0.05)			$(0.05)

Weighted Average Number of Common Shares outstanding	74,934,021			74,934,021
Plus incremental shares from assumed conversions	3,167,984			3,167,984
Adjusted weighted average shares	78,102,005			78,102,005

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 46

Interim Consolidated Statement of Comprehensive Income Reconciliation – Nine Months ended July 31, 2011

		Effect of
		Transition to
	Canadian GAAP	IFRS	Ref	IFRS
Administrative Expenses
Consulting fees	$993,808	$-		$993,808
Corporate development	508,870	-		508,870
Depreciation	71,142	-		71,142
Insurance	77,593	-		77,593
Investor relations	535,121	-		535,121
Office costs	577,027	-		577,027
Professional fees	617,567	-		617,567
Property evaluations	540,524	-		540,524
Regulatory and transfer agent fees	113,374	-		113,374
Salaries and benefits	1,635,593	178,452	(a)	1,814,045
Travel	186,534	-		186,534
Loss Before Other Items and Income Taxes	(5,857,153)	(178,452)		(6,035,605)

Other Items
Foreign exchange loss	(1,884,934)	-		(1,884,934)
Interest income, net of bank charges	356,523	-		356,523
Realized gain on sale of available-for-sale investments	4,983,827	-		4,983,827
Unrealized gain on derivative investments	298,789	-		298,789
Unrealized gain on fair value through profit or loss investment	90,500	-		90,500
Gain on the reclassification of investments from equity investments to resource related investments	-	3,019,523	(f)	3,019,523
Loss on equity investments	(793,194)	-		(793,194)
	3,051,511	3,019,523		6,071,034

Income (Loss) Before Income Taxes	(2,805,642)	2,841,071		35,429

Income Taxes
Current expense	1,245,680	-		1,245,680
Deferred expense	(773,998)	-		(773,998)
	471,682	-		471,682

Net Income (Loss) for the Period	(2,333,960)	2,841,071		507,111
		(3,019,52
Other Comprehensive Loss for the Period	(4,385,987)	3)		(7,405,510)

Comprehensive Loss for the Period	$(6,719,947)	(178,452)		$(6,898,399)

Basic Income (Loss) Per Common Share	$(0.04)			$0.01
Diluted Income (Loss) Per Common Share	$(0.04)			$0.01

Weighted Average Number of Common Shares outstanding	64,249,533			64,249,533
Plus incremental shares from assumed conversions	1,724,943			1,724,943
Adjusted weighted average shares	65,974,476			65,974,476

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 47

Consolidated Statement of Financial Position Reconciliation – October 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$5,985,634	$-		$5,985,634
Accounts receivable	1,434,077	-		1,434,077
Due from related parties	1,239,043	-		1,239,043
Loan receivable	8,580,096	-		8,580,096
Prepaid expenses	356,191	-		356,191

Total Current Assets	17,595,041	-		17,595,041

Property, Plant and Equipment	910,996	-		910,996
Resource Related Investments	32,551,104	-		32,551,104
Exploration and Evaluation Advances	810,100	-		810,100
Exploration and Evaluation Assets	69,347,042	(12,701,380)	(a, e)	56,645,662
Reclamation Deposit	115,000	-		115,000

Total Assets	$121,329,283	$(12,701,380)		$108,627,903

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,038,261	$-		$4,038,261

Deferred income tax liability	11,713,033	(11,713,033)	(e)	-

Total liabilities	15,751,294	(11,713,033)		4,038,261

SHAREHOLDERS’ EQUITY
Share capital	107,237,122	-		107,237,122
Contributed surplus	20,318,203	(542,218)	(a)	19,775,985
Accumulated other comprehensive income	9,075,564	(3,019,523)	(f)	6,056,041
Deficit	(31,052,900)	2,573,394	(a, f)	(28,479,506)

Total Shareholders’ Equity	105,577,989	(988,347)		104,589,642

Total Liabilities and Shareholders’ Equity	$121,329,283	$(12,701,380)		$108,627,903

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 48

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at July31, 2012:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	92,853,454	$116,525,716

As at September 12, 2012:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	93,353,454	$116,975,716

2.	Options Outstanding: As at July 31 2012:

Number	Exercise Price	Expiry Date

1,125,000	$ 1.16	August 11, 2012
100,000	$ 1.28	September 8, 2012
1,000,000	$ 1.83	January 28, 2013
280,000(1)	$ 0.06	June 1, 2013
100,000(1)	$ 0.16	June 1, 2013
320,000(1)	$ 0.31	June 1, 2013
980,000(1)	$ 0.38	June 1, 2013
349,143(1)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014
537,000	$ 1.16	March 23, 2014

7,691,143

(1)	Former Cardero Coal incentive stock options.

As at September 12, 2012:

Number	Exercise Price	Expiry Date
1,000,000	$ 1.83	January 28, 2013
280,000(1)	$ 0.06	June 1, 2013
100,000(1)	$ 0.16	June 1, 2013
320,000(1)	$ 0.31	June 1, 2013
980,000(1)	$ 0.38	June 1, 2013
349,143(1)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014
537,000	$ 1.16	March 23, 2014

6,466,143

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2012	Page 49

3.	Warrants Outstanding:

As at July 31 and September 12, 2012:

Number	Exercise Price	Expiry Date

63,000(2)	$ 0.44	September 22, 2012
4,014,875	$ 1.25	November 29, 2012
240,000(2)	$ 0.13	January 12, 2013
240,000(2)	$ 0.13	May 29, 2013
1,600,000(2)	$ 0.50	June 1, 2013

6,157,875

(2)	Former Cardero Coal warrants.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.